Filed Pursuant to Rule 433

File No: 333-295395

Canadian National Railway Company

US$300,000,000 4.350% Notes due 2029

US$450,000,000 4.950% Notes due 2036

Pricing Term Sheet

May 7, 2026

Issuer:	Canadian National Railway Company

Expected Ratings (Moody’s / S&P):*	A2 (negative) / A- (stable)

Trade Date:	May 7, 2026

Settlement Date:**	May 12, 2026 (T+3)

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BofA Securities, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:***	CIBC World Markets Corp. Desjardins Securities Inc. Morgan Stanley & Co. LLC

US$300,000,000 4.350% Notes due 2029 (the “2029 Notes”)

Maturity Date:	May 12, 2029

Security Type:	4.350% Notes due 2029

Principal Amount:	US$300,000,000

Benchmark Treasury:	3.875% due April 15, 2029

Benchmark Treasury Price / Yield:	99-25 3/4 / 3.945%

Spread to Benchmark Treasury:	+43 basis points

Yield to Maturity:	4.375%

Coupon:	4.350% per annum, accruing from May 12, 2026

Price to Public:	99.930% of principal amount

Interest Payment Dates:	May 12 and November 12 of each year, commencing on November 12, 2026

Optional Redemption:

The Issuer may redeem the 2029 Notes, at its option, in whole or in part, at any time and from time to time prior to April 12, 2029 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on April 12, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement dated May 7, 2026, the “Preliminary Prospectus Supplement”) plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2029 Notes on or after April 12, 2029 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DX7 / US136375DX72

US$450,000,000 4.950% Notes due 2036 (the “2036 Notes” and, together with the 2029 Notes, the “Notes”)

Maturity Date:	May 12, 2036

Security Type:	4.950% Notes due 2036

Principal Amount:	US$450,000,000

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price / Yield:	97-29 / 4.390%

Spread to Benchmark Treasury:	+60 basis points

Yield to Maturity:	4.990%

Coupon:	4.950% per annum, accruing from May 12, 2026

Price to Public:	99.688% of principal amount

Interest Payment Dates:	May 12 and November 12 of each year, commencing on November 12, 2026

Optional Redemption:

The Issuer may redeem the 2036 Notes, at its option, in whole or in part, at any time and from time to time prior to February 12, 2036 at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on February 12, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 10 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

The Issuer may redeem the 2036 Notes on or after February 12, 2036 in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	136375 DY5 / US136375DY55

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about May 12, 2026, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Pursuant to 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the date that is one business day preceding the settlement date should consult their advisers.

***Certain of the underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.

The offer and sale of the securities to which this communication relates is being made in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The distribution of the securities in Canada may only be made on a “private placement” basis, solely to investors that are “accredited investors” and “permitted clients” under applicable Canadian securities laws, and pursuant to a separate Canadian offering memorandum. Any resale of the securities by Canadian purchasers must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus requirements or exemptions from the prospectus requirements. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada. Canadian purchasers are advised to seek legal advice prior to any resale of the securities both within and outside of Canada. This pricing term sheet is not, and under no circumstances is to be construed as, a prospectus, an offering memorandum, an advertisement or a public offering of securities in Canada.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, collect, at 212-834-4533, RBC Capital Markets, LLC, toll-free at 866-375-6829 or SMBC Nikko Securities America, Inc., toll-free at 888-868-6856.

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